EXHIBIT 99.1

Wanda Sports Group Company Limited Appoints New President and Chief Executive Officer of Wanda
Sports China

BEIJING, September 6, 2019 (GLOBE NEWSWIRE) -- Wanda Sports Group Company Limited (NASDAQ: WSG), a leading global sports events, media and marketing platform, announced today that Yimin Gao has been appointed President and Chief Executive Officer of Wanda Sports China, effective immediately.  Mr. Gao succeeds Dongwei Yang, who resigned from his role and from the Company’s Board of Directors for personal reasons. It is expected that Mr. Gao will also be appointed to the Company’s Board of Directors in due course.

“We have quickly built a strong and growing platform in China by leveraging our globally recognized brands, long-term trusted partner relationships, decades of expertise in the sports industry and network of relationships with local businesses and governments to launch additional events across the country,” said Hengming Yang, President and Chief Executive Office of Wanda Sports Group. “The opportunities for future growth in China remain exciting as the country’s population places an increased emphasis on healthier lifestyles and increased physical activity.”

“Yimin is a talented executive, who brings a deep understanding of China’s evolving demographics and important role that the rising middle class has on the country’s future growth,” added Hengming Yang. We are confident that Yimin and our talented China team will accelerate our strategic growth in China. We also thank Dongwei for his leadership over the past three years, including his work to build up our China platform.”

“I am excited to join the Wanda Sports team at this important stage in its history,” said Mr. Gao. “Wanda Sports China is a recognized leader in the country’s sports industry and I am committed to expanding the reach of our events, partnerships and innovative digital services to capitalize on the tremendous opportunities that are in front of us.”

Prior to today, Mr. Gao served as the CEO of Wanda KIDSPLACE, one of the largest operators of children’s early-education centers and playgrounds in China. Mr. Gao has held various positions of increasing responsibility in the culture and real estate subsidiaries of Wanda Group, of which we are a part, since 2010. Mr. Gao holds a bachelor degree in industrial and civil architecture from the Hebei University of Architecture.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to management quotes and our financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: our goals and strategies; the expected growth in our industry; our expectations regarding our ability to attract rights-in partners and monetize their rights through rights-out arrangements; our future business development, results of operations and financial condition; competition in our industry; general economic and business conditions; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in our registration statement on Form F-1, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in our annual report on Form 20-F for the year ending December 31, 2019 and other filings that we make from time to time with the SEC. In addition, any forward-looking statements contained in this press release are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

About Wanda Sports Group

Wanda Sports Group (Nasdaq: WSG) is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through our businesses, including Infront and The IRONMAN Group, we have significant intellectual property rights, long-term relationships and broad execution capabilities, enabling us to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. We offer a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Our full service platform creates value for our partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

Headquartered in Beijing, China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world.

For more information, please contact:

Wanda Sports Group
Eric Yuan
ir@wsg.cn

Sard Verbinnen & Co
Ron Low, Paul Scarpetta or Bob Rendine
WandaSports-SVC@SARDVERB.com